EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/8/2018	9/9/2017
Earnings:
Income before income taxes	$7,254	$7,271
Unconsolidated affiliates’ interests, net	(57)	(50)
Amortization of capitalized interest	4	5
Interest expense (a)	904	786
Interest portion of rent expense (b)	174	167
Earnings available for fixed charges	$8,279	$8,179

Fixed Charges:
Interest expense (a)	$904	$786
Capitalized interest	10	8
Interest portion of rent expense (b)	174	167
Total fixed charges	$1,088	$961

Ratio of Earnings to Fixed Charges (c)	7.61	8.51

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.